Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The Outbreak of COVID-19

On February 3, 2021, Law No. 21,307 was published in the Official Gazette introducing changes to the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund or “FOGAPE”) and creating a new FOGAPE program focused on economic recovery by guaranteeing the financing of investments, working capital and debt refinancing to small-, medium- (“SMEs”) and large-enterprises (the “FOGAPE REACTIVA Program”) through December 31, 2021. The main aspects introduced by Law No. 21,307 are: (i) extension of the benefits provided to SMEs by Law No. 21,229 (the “FOGAPE COVID-19 Program”) from April 30, 2021 to December 31, 2021 (see “Recent Developments—Republic of Chile—The Outbreak of COVID-19” in amendment No. 6 to the Annual Report); (ii) the maximum spread in addition to the monetary policy rate applicable to financings guaranteed by the FOGAPE REACTIVA Program and granted by institutions with access to Chilean Central Bank’s funding has been modified from a maximum rate equivalent to the monetary policy rate or Tasa de Política Monetaria (TPM) set by the Chilean Central Bank (currently at 0.5%) plus 3% per year to a maximum rate equivalent to the TPM plus 7.2% per year; (iii) authorization to the Ministry of Finance to increase (by means of a supreme decree) the FOGAPE guarantee coverage limits (including both the coverage percentage and the guaranteed amounts) for those economic sectors most affected by Chile’s financial and economic context, and also to permit secured financings of acquisition of fixed assets and leasing transactions up to 1.5 times the ceiling of loans under the FOGAPE Programs; (iv) amendment to the use of proceeds of FOGAPE guaranteed financings to permit for debt refinancing; (v) stamp tax exemption for all new financings carried out by FOGAPE and for refinancing operations through 2021; and (vi) retroactive option of extension of the term of the loans and guarantees granted under the FOGAPE COVID-19 Program, for up to 60 months after the initial granting date.

On February 15, 2021, Law No. 21,312 was published in the Official Gazette extending until December 6, 2021 the measures enacted through Law No. 21,263 easing certain requirements to draw from the Unemployment Insurance Fund and be entitled to the benefits granted by Law No. 21,227 (Employment Protection Law). See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report.

On January 27, 2021, the Chilean Central Bank announced a third stage of the Conditional Credit Facility for Incremental Banking Placements program (Facilidad de Financiamiento Condicional al Incremento de las Colocaciones (“FCIC”)), which commenced on March 1, 2021 and will remain in effect for six months. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report. This third stage will consist mainly of: (i)  US$10 billion available for banking entities to continue financing and refinancing loans to households and companies, especially those that do not have access to the capital markets; (ii) an applicable interest rate equal to the lowest monetary policy rate during the term of mentioned third stage; (iii) access to this program linked to the flow of commercial loans to companies with sales of up to unidades de fomento (“UF”) 1,000,000, with a higher weighting for new loans and debt refinancing granted under the FOGAPE REACTIVA Program, with a limit of US$2 billion per bank; and (iv) access by banking entities subject to the posting of eligible collateral. This third stage of FCIC raises the amount of the whole FCIC program to US$50 billion.

On February 3, 2021, Chile began its mass vaccination program, starting with specific groups that meet the criteria indicated by the Ministry of Health, progressively moving forward with new schedules depending on the arrival, approval and recommendation for use of the various vaccines. The government of Chile intends to vaccinate the majority of the 15 million adult population during the first half of 2021. As of the end of March 2021, more than 5.6 million people have received the first dose of COVID-19 vaccine, two weeks ahead of the governments’ initial target. As of March 25, 2021, 9,403,849 people have been vaccinated in Chile.

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On March 22, 2021, the President announced several measures to be adopted in order to extend the “Social Protection Network”, a support system implemented by the government that seeks to protect families. It would include a series of benefits to address adverse events or contingencies that threaten families’ progress and well-being, including consequences derived from COVID-19. Some of these measures will require the adoption of legislation by Congress. These measures are based on five pillars: (i) increasing protection to households; (ii) increasing support to the Chilean middle class; (iii) increasing employment protection; (iv) strengthening the support to SMEs; and (v) strengthening the health plan of the government. The measures announced to achieve these objectives include: (i) extension of the Emergency Family Income program (Ingreso Familiar de Emergencia) until June 2021 to families living in areas under lock-down for periods of up to 14 days, of an amount equal to Ps.100,000 per family member; (ii) a “monthly COVID bonus” during March, April, May and June 2021 of up to Ps.40,000 per family member, for families living in areas under stages two and three of the “step-by-step” program; (iii) a special bonus of up to Ps.500,000 to middle class persons who meet certain income requirements; (iv) a solidarity loan option for the middle class that could cover up to a 100% of income reductions with a maximum coverage of Ps.650,000, which may be requested up to three times, and twice if they are also beneficiaries of the middle class special bonus; (v) improvements to the unemployment insurance, allowing people who have lost or have had their work suspended to receive the maximum amount (70% of lost wages); (vi) a new employment subsidy of Ps.50,000 per month, for up to six months, for workers who obtain formal employment and up to Ps.70,000 in the case of women and young or disabled workers; (vii) extension of up to three months of the subsidy for working parents with children under two years of age; (viii) an increase in subsidies to entrepreneurs; (ix) granting municipalities the powers to postpone the payment of municipality taxes, businesses licenses (patentes comerciales), alcohol sale licenses (patente de alcoholes) and real estate taxes (contribuciones de bienes raíces), and to cancel up to 90% of interests and fines derived from these matters. The government estimates that this expansion of the Social Protection Network may involve disbursements totaling US$6 billion, which will be in addition to the US$12 billion COVID Fund approved in 2020. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report.

The government currently maintains a “step-by-step” gradual lockdown relief program in force since March 2020. This includes five stages ranging from quarantine to advance re-opening, based on a formula that combines several factors, including new cases per capita in a given area, the size of the elderly and vulnerable population and access to medical care in such area. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or re-impose lockdowns or quarantines. In March 2021, the government tightened restrictions on mobility, progressively ordering a “phase one lockdown” or “quarantine” to those communes with higher rates of COVID-19 contagion, to reduce the spreading risk and the pressure on the health emergency system. As of March 26, 2021, 73.68% of the population was subject to restricted mobility under this program and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 76.19.

As of March 26, 2021, 962,321 COVID-19 infections had been recorded in Chile, of which 41,151 were active as of such date, with 7,626 new cases recorded on March 26, 2021, and 22,587 total deaths.

Pension Funds and the Chilean Pension System

On March 1, 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill aimed at allowing pension fund account holders to make a third withdrawal of funds from their individual accounts of up to 10% of the existing balances within a one-year period and subject to a maximum withdrawal of UF 150 and a minimum withdrawal of UF 35, unless the account holder has a balance of less than UF 35 in his or her account, in which case the account holder will be allowed to withdraw the remaining balance. Unlike the previous laws on the same matter, this new bill provides that the government will assume the obligation to replenish each individual account by crediting an amount equal to the funds withdrawn by the time of retirement, plus interest, so their pensions are not affected by the third withdrawal. On December 21, 2020, the Constitutional Court of Chile ruled that the second withdrawal was unconstitutional, on the grounds that the right to initiate bills relating to social security matters is a Presidential prerogative. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in amendment No. 6 to the Annual Report. Accordingly, the government may appeal to the Constitutional Court of Chile if the third withdrawal is approved by Congress. As of the date hereof, this bill is being discussed in Congress.

On March 8, 2021, the President submitted several amendments to the draft bill including comprehensive reforms aimed at improving the Chilean pension system that he had previously submitted to Congress. See “Recent Developments—Republic of Chile—Social Developments—Pension System Reforms” in amendment No. 6 to the Annual Report. These amendments include, among others, expanding the coverage of the collective fund known as the “Pilar Solidario” up from 60% to 80% of the country's most vulnerable population and increasing the current guaranteed minimum pension amount known as “Pensión Básica Solidaria” to Ps.177,000 (equivalent to US$247 approximately). This draft bill also seeks to increase by 6% the amount that employers must deduct from workers’ salaries for their payment into a new pension fund that will be managed by a public agency. Of that 6%, 50% would go into an individual account of the relevant worker, the pension savings account, and the other 50% would go into a collective account, under the collective and solidarity savings program.

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On March 9, 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill aimed at amending the Constitution to authorize the government to reimburse the funds withdrawn by vulnerable pension fund account holders pursuant to Law No. 21,248 and Law No. 21,295 of 2020. If enacted, vulnerable pension fund account holders will have a right to claim reimbursement of the complete amounts actually withdrawn, adjusted for inflation according to the consumer price index. This draft bill would be based on the constitutional authorization of the executive branch to make payments not contemplated in the budget law in effect for any fiscal year by an amount equal to, but not exceeding, 2% of the approved government expenditure items. As of this date, this draft bill as being discussed in Congress. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Amendments No. 4 and 6 to the Annual Report.

The Chilean Constitution and Government

On January 20, 2021, a group of members of the Chamber of Deputies submitted to Congress a constitutional reform bill to allow participation of Chilean citizens residing abroad in the election of members to the Constitutional Convention that will take place in April 2021. Even though Law No. 20,960 regulates the right of Chileans to vote while residing abroad, it does not contemplate the right to vote in extraordinary elections such as the election of Constitutional Convention members. As of the date hereof, this draft bill is being discussed in Congress.

Recent Developments in Banking Regulation

On March 1, 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill aiming to prohibit and impose administrative and criminal liability for charging interest on interest, or “anatocism”, in money lending transactions governed by Chilean law. In addition, this bill seeks to amend the Civil Code rules on payment of money obligations so that payments of outstanding debts will be first allocated to outstanding principal amounts and then to accrued interest. If the draft bill is enacted, previous money lending transactions would be grandfathered. As of the date hereof, this draft bill is being discussed in Congress.

Capital Markets

On January 25, 2021, the CMF published General Rule No. 451 providing for the characteristics and requirements applicable to registered securities issuers in order to register their debt securities under a new automatic registration regime regulated by Law No. 18,045 of the securities market. The regulation seeks to help streamline the securities issuance process and access to market by issuers.

On February 9, 2021, the CMF published its fintech law proposal, which was submitted to the Ministry of Finance in November 2020. The proposal seeks, among other things, to create a legal and regulatory framework for crowdfunding platforms and other fintech activities related to the securities market, bringing the following entities within the regulatory scope of the CMF: (i) crowdfunding platforms; (ii) alternative transaction systems; (iii) order routers and financial instrument intermediaries; (iv) custodians of financial instruments; and (v) credit advisors. Upon approval of the fintech law by Congress, these entities will have to register in a public registry maintained by the CMF, and before commencing their operations they will have to demonstrate compliance with requirements associated with the level of risk of each service provided. This fintech bill proposed by the CMF, or any other bill regulating fintech, has yet to be submitted to Congress.

On February 22, 2021, the CMF published General Rule No. 452, which exempts certain public offerings of securities from registration with the CMF, such as those that can only be acquired by institutional investors or those consisting of workers’ compensation plans. This regulation seeks to create an alternative financing option to banking and the regulated securities market, in which companies, especially SMEs, can obtain funds from the general public through the issuance and public offering of securities.

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Environment and Tariffs on Energy Distribution Service

On January 20, 2020, the President submitted to Congress a draft bill to approve Annex VI to the Protocol on Environmental Protection to the Antarctic Treaty, concerning Liability arising from environmental emergencies. This treaty, signed in Madrid on October 4, 1991 and ratified by Chile in 1995, designates Antarctica as a “natural reserve, devoted to peace and science”. The main objective of Annex VI is to establish obligations for Antarctic operators to adopt preventive measures, emergency plans and response actions for environmental emergencies, as well as mechanisms for determining liability for failure to take such actions. If approved, Chile would assume, and would have to enforce in practice, a higher level of requirements both in its activities as an operator state and with respect to non-state operators subject to Chilean regulations. As of the date hereof, this draft bill is being discussed in Congress.

On March 2, 2021, a senator submitted to Congress a draft bill that seeks to declare green hydrogen a national state-owned asset (Bien Nacional de Uso Público). Such declaration would place the green hydrogen industry under the control of and exploitation (directly or through third parties) by the Republic. As of the date hereof, this draft bill is being discussed in Congress.

On January 29, 2021, a draft bill was submitted to Congress to eliminate the guaranteed profitability of electric energy distribution service concessionaires in the General Power Services Act, so that tariffs to users are not increased.

Taxation

On March 10, 2021, the Chamber of Deputies commenced discussions of a constitutional reform bill that seeks to create a one-time extraordinary tax on large fortunes (“Impuesto al Patrimonio de las Grandes Fortunas”). In particular, and in the context of the COVID-19 pandemic, it has been proposed to impose a 2.5% tax on individuals with assets in Chile and abroad in excess of US$22 million as of December 31, 2019. In addition, the government expects members of Congress to propose tax measures, which could generate greater pressure to increase taxes. The Ministry of Finance has created a group of tax experts to review existing tax exemptions and propose their abrogation or reform.

THE ECONOMY

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the period indicated:

	Current Account (in millions of US$)(1)	Real GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
Year ended December 31, 2020	3,370	(5.8)%	(9.1)%

(1)	Current account data for the period indicated.
(2)	Compared to the same period in 2019.

Source:  Chilean Central Bank.

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The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2020
January	1.3	4.0	1.0
February	3.2	11.9	2.4
March	(3.5)	3.0	(4.1)
April	(13.8)	1.9	(15.2)
May	(15.3)	2.9	(17.0)
June	(13.6)	3.5	(15.2)
July	(11.2)	2.8	(12.7)
August	(10.9)	(1.7)	(11.9)
September	(4.8)	(1.0)	(5.2)
October	(0.9)	2.1	(1.2)
November	1.0	(0.1)	1.1
December	(0.1)	(8.9)	0.9

2021
January	(2.8)	(1.2)	(2.8)

Source:  Chilean Central Bank.

Gross Domestic Product

In 2020, real GDP contracted 5.8% compared to the same period in 2019 as a consequence of the measures implemented to prevent the spread of COVID-19 in the manufacturing and service sectors, which reduced demand for imports. During 2020, aggregate domestic demand decreased 9.1%, gross fixed capital formation decreased 11.5%, total consumption decreased 6.8% and exports decreased 1.0%, while imports decreased 12.7%, in each case in real terms when compared to 2019.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures

(at current prices for the period indicated, in billions of Chilean pesos)

	2019	2020
Nominal GDP	196,379	200,512
Aggregate domestic demand	198,006	189,990
Gross fixed capital formation	44,989	41,901
Change in inventories	160	(2,153)
Total consumption	152,857	150,242
Private consumption	124,128	118,428
Government consumption	28,729	31,814
Total exports	55,032	63,251
Total imports	56,658	52,729
Net exports	(1,626)	10,523

Source:  Chilean Central Bank.

Real GDP and Expenditures

(chained volume at previous period prices, in billions of Chilean pesos)

	2019	2020
Real GDP	154,660	145,734
Aggregate domestic demand	156,422	142,227
Gross fixed capital formation	34,060	30,148
Change in inventories	152	(1,800)
Total consumption	122,210	113,879
Private consumption	100,876	93,312
Government consumption	21,335	20,507
Total exports	44,423	43,971
Total imports	46,493	40,589
Net exports	(2,069)	3,382

Source:  Chilean Central Bank.

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Composition of Demand

In 2020, consumption, as a percentage of GDP and measured at current prices, increased to 77.5% of GDP compared to 77.2% of GDP in the same period in 2019. Gross fixed capital formation decreased to 21.03% of GDP in 2020 compared to 22.7% of GDP in 2019. For 2020, exports measured at current prices accounted for 28.8% of GDP and imports measured at current prices accounted for 27.2% of GDP compared to 28.3% and 27.5% of GDP for the same period in 2019, respectively.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand

(% of GDP, except as indicated)

	2019		2020
Nominal GDP (in billions of Chilean pesos)	Ps.	169,537	Ps.	179,749
Domestic absorption		99.4		98.8
Total consumption		77.2		77.5
Private consumption		63.4		63.4
Government consumption		13.8		14.1
Change in inventories		(0.5)		0.2
Gross fixed capital formation		22.7		21.0
Exports of goods and services		28.3		28.8
Imports of goods and services		27.5		27.2

Source:  Chilean Central Bank.

Savings and Investment

In 2020, total gross savings (or domestic gross investment) decreased as a percentage of GDP as a consequence of a decrease in external savings.

The following table sets forth information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	2019	2020
National Savings	19.3	21.2
External Savings	3.7	(1.4)
Total Gross Savings or Domestic Gross Investment	23.0	19.8

Source:  Chilean Central Bank.

Principal Sectors of the Economy

In 2020, the primary sector of Chile’s economy increased 0.3%, the manufacturing sector decreased 3.5% and the services sector decreased 7.1%, in each case, in real terms.  Whereas the primary sector was stable, the decrease in the manufacturing sector was driven mainly by reduced prices in the textiles, clothing and leather, and the non-metallic mineral products and base metal products sub-sectors, and the decrease in the services sector was driven mainly by reduced activity in the transport and the personal services sub-sectors.

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The following table presents changes in real GDP by sector for the period indicated:

Change in Real GDP by Sector
(% change from same period in previous year, except as indicated)

	2020
Primary sector:		0.3
Agriculture, livestock and forestry		(1.5)
Fishing		(8.4)
Mining		1.3
Copper		0.4
Other		9.2
Manufacturing sector:		(3.5)
Foodstuffs, beverages and tobacco		(1.3)
Textiles, clothing and leather		(19.7)
Wood products and furniture		(5.7)
Paper and printing products		(0.9)
Chemicals, petroleum, rubber and plastic products		(6.7)
Non-metallic mineral products and base metal products		(5.6)
Metal products, machinery and equipment and miscellaneous manufacturing		(1.7)
Services sector:		(7.1)
Electricity, oil and gas and water		0.2
Construction		(14.1)
Trade and catering		(7.7)
Transport		(17.5)
Communications		0.6
Financial services		(2.6)
Housing		(15.3)
Personal services		3.1
Public administration		(7.1)
Subtotal		(5.5)
Net adjustments for payments made by financial institutions, VAT and import tariffs		(6.1)
Total GDP		(5.8)
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	145,733.8

Source:  Chilean Central Bank.

The following table presents the components of Chile’s nominal GDP for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	2019	2020
Primary sector:	12.7	16.3
Agriculture, livestock and forestry	3.0	3.4
Fishing	0.7	0.5
Mining	9.1	12.5
Copper	8.1	11.2
Other	1.0	1.3
Manufacturing sector:	10.1	9.9
Foodstuffs, beverages and tobacco	4.6	4.5
Textiles, clothing and leather	0.1	0.1
Wood products and furniture	0.6	0.5
Paper and printing products	0.9	0.8
Chemicals, petroleum, rubber and plastic products	1.9	2.0
Non-metallic mineral products and base metal products	0.4	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.6	1.6
Services sector:	68.6	65.5
Electricity, oil and gas and water	2.9	3.0
Construction	6.9	6.0
Trade and catering	11.4	10.9
Transport	4.7	4.2
Communications	2.3	2.1
Financial services	14.7	14.3
Housing	12.4	12.1
Personal services	4.9	4.9
Public administration	68.6	65.5
Subtotal	91.5	91.8
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.5	8.2
Total GDP	100.0	100.0
Nominal GDP (in billions of Chilean pesos)	196,379	200,512

Source:  Chilean Central Bank.

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Primary Sector

The Chilean economy’s primary sector’s direct contribution to nominal GDP was 16.3% in 2020, compared to 12.7% in 2019, mainly due to the contraction of the manufacturing and services sectors of Chile’s economy.

Agriculture, Livestock and Forestry

In 2020, the agriculture, livestock and forestry sector decreased 4.2% in real terms, as compared to the same period in 2019, and accounted for 3.4% of nominal GDP for the year ended December 31, 2020, compared to 3.0% of nominal GDP during the same period in 2019.

Mining

In 2020, the mining sector accounted 12.5% of nominal GDP, compared to 9.1% of nominal GDP during the same period in 2019. For 2020, mining products accounted for 56.8% of Chile’s total exports, totaling approximately US$41.8 billion compared to US$35.3 billion for the same period in 2019.

Manufacturing Sector

In 2020, the manufacturing sector accounted for 9.9% of nominal GDP, compared to 10.1% of nominal GDP for 2019.

The following table sets forth information regarding the output of manufacturing production for the period indicated:

Output of Manufactured Products
(in billions of Chilean pesos and as a percentage of total)

	2020
	(Ps.)	(%)
Foodstuffs, beverages and tobacco	9,028	45.3
Textiles, clothing and leather	203	1.0
Wood products and furniture	1,101	5.5
Paper and printing products	1,593	8.0
Chemicals, petroleum, rubber and plastic products	4,060	20.4
Non-metallic mineral products and base metal products	763	3.8
Metal products, machinery and equipment and miscellaneous manufacturing	3,162	15.9
Total	19,910	100

Source: Chilean Central Bank.

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In 2020, the manufacturing sector decreased 3.5% in real terms, compared to 2019, explained by a general contraction in all sectors, mainly in clothing and leather.

In 2020, exports of manufactured foodstuff products decreased to US$9.6 billion, compared to US$10.0 billion in 2019.

In 2020, the chemicals, petroleum products, rubber and plastics industries exported approximately US$4.7 billion, compared to US$5.1 billion in 2019.

In 2020, wine exports amounted to US$1.8 billion, compared to the US$1.9 billion in 2019.

Services Sector

Electricity, Oil and Gas and Water

For the year ended December 31, 2020, the electricity, oil and gas and water sector accounted for 3.0% of nominal GDP, compared to 2.9% for the same period in 2019.

Construction

In 2020, the construction sector accounted for 6.9% of nominal GDP, compared to 6.0% in 2019.

Trade and Catering

In 2020, the catering sector accounted for 10.9% of nominal GDP, compared to 11.4% in 2019.

Transport

In 2020, the transport sector accounted for 4.2% of nominal GDP, compared to 4.7% in 2019.

Communications

In 2020, the communications sector accounted for 2.1% of nominal GDP, compared to 2.3% in 2019.

Financial Services

In 2020, the financial services sector accounted for 14.3% of nominal GDP, compared to 14.7% in 2019.

Housing

In 2020, the housing sector accounted for 8.0% of nominal GDP, compared to 8.3% in 2019.

Personal Services

In 2020, the personal services sector accounted for 12.1% of nominal GDP, compared to 12.4% in 2019.

Public Administration

In 2020 and 2019, the public administration sector accounted for 4.9% of nominal GDP.

Employment and Labor

Employment

In 2020, the rate of unemployment was 10.2%, compared to 7.4% in 2019.

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The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

2020
Nationwide:
Labor force	9,046
Employment	8,121
Participation rate (%)	57.2
Unemployment rate (%)	10.2
Santiago:
Labor force	4,126
Employment	3,656
Participation rate (%)	61.9
Unemployment rate (%)	11.5

Source:  National Statistics Institute and University of Chile surveys.

In 2020, the manufacturing sector employed 9.5% of Chile’s labor force and accounted for 9.9% of GDP. In the same year, the agriculture, livestock, forestry and fishing sectors accounted for 3.9% of GDP and employed 7.3% of Chile’s labor force.  The mining sector accounted for 12.5% of GDP and employed only approximately 2.5% of Chile’s labor force, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

2020 (1)
Primary sector	9.8
Agriculture, livestock and forestry and fishing	7.3
Mining	2.5
Manufacturing sector	9.5
Services sector	80.7
Electricity, gas and water	1.5
Construction	8.1
Trade and catering	23.2
Transport and communications	8.1
Financial services	2.2
Community and social services(2)	37.6
Total	100.0

(1)	Constitutes an average for the year ended December 31, 2020.
(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

In 2020, women accounted on average for 41% of the total nationwide labor force.

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Wages

The following table sets forth average real wages and average change in productivity in 2020, compared to 2019.

Real Wages
(% change from period in 2019)

2020
Average real wages	1.0%
Average change in productivity	7.4%

Sources: Chilean Central Bank and National Statistics Institute.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$2.9 billion in 2020, compared to a deficit of US$1.5 billion in 2019.

Current Account

Chile’s current account recorded a surplus of US$3.4 billion (1.2% of GDP) in 2020, compared to a deficit of US$10.5 billion (3.9% of GDP) in 2019.

The merchandise trade surplus increased to US$18.4 billion in 2020, from US$3.0 billion in 2019, driven by a decrease in merchandise imports (US$55.1 billion for 2020 compared to US$65.8 billion in 2019). A decrease in merchandise exports to US$73.5 billion in 2020, compared to US$65.8 billion in 2019, partially offset the impact of the decrease in exports (measured in U.S. dollars).

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$1 million in 2020, compared to a surplus of US$672 million in 2019.

The financial account registered a surplus of US$995 million (0.4% of GDP) in 2020, compared to a deficit of US$9.2 billion (3.5% of GDP) in 2019. This decrease in the deficit was mainly due to negative net portfolio investment and negative other investments.

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The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	2019	2020
Current account
Current account, net	(10,454)	3,370
Goods and Services, net	(2,150))	13,371
Merchandise Trade Balance	2,953	18,369
Exports	68,763	73,485
Imports	65,810	55,116
Services	(5,103)	(4,998)
Credits	9,259	6,318
Debits	14,362	11,316
Income, net	(10,144)	(10,964)
Income from investment	(9,490)	(10,261)
Income from direct investment(1)	(9,839)	(10,161)
Abroad	5,425	4,431
From abroad	15,264	14,592
Income from portfolio investment	866	15
Dividends	2,549	2,226
Interest	(1,682)	(2,211)
Income from other investment	(517)	(114)
Credits	946	786
Debits	1,463	900
Current transfers, net	1,840	963
Credits	2,591	2,480
Debits	(750)	(1,517)
Capital and financial accounts
Capital and financial accounts, net	(8,527)	997
Capital account, net	672	1.14
Financial account, net	(9,199)	995
Direct investment, net	(3,247)	3,197
Direct investment abroad	9,339	11,725
Shares and other capital	6,754	6,033
Earnings reinvested	4,023	3,379
Debt instruments(2)	(1,438)	2,313
Direct investment to Chile	12,587	8,528
Shares and other capital	6,145	4,391
Earnings reinvested	4,444	3,212
Debt instruments(2)	1,997	924
Portfolio investment, net	(9,517)	(12,304)
Assets	1,668	(5,377)
Liabilities	11,185	6,927
Financial Derivatives, net	(9,517)	(12,304)
Other Investment, net(3)	1,519	2,524
Assets	2,974	7,845
Commercial credits	(22)	1,936
Loans	(582)	(123)
Currency and deposits	2,560	5,919
Other assets	1,018	(133)
Liabilities	777	(2,629)
Commercial credits	(1,393)	(75)
Loans(3)	1,794	(2,078)
Currency and deposits	375	(475)
Other liabilities	—	—
Assets in reserve, net	(152)	(2,895)
Errors and omissions, net	(152)	(2,375)
Financial account (excluding change in reserves)	(9,199)	995

Total balance of payments	(152)	(2,895)

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source:  Chilean Central Bank.

Merchandise Trade

Chile’s imports for 2020 originated mainly in China (28.0% of total imports), the United States (17.7% of total imports), Brazil (7.3% of total imports), Argentina (5.4% of total imports), Germany (4.0% of total imports) and Mexico (2.8% of total imports).  In 2020, merchandise imports totaled US$54.9 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 57.4% of total imports in 2020 compared to 49.6% in 2019. Imports of consumer goods amounted to 31.2% of total imports in 2020 compared to 28.8% in 2019.  Imports of capital goods accounted for 24.9% of total imports for that period compared to 21.6% in 2019.

The primary destinations of Chile’s exports for 2020 were China (which received 38.2% of total exports), the United States (which received 13.4%), Japan (which received 8.6%), South Korea (which received 5.7%) and Brazil (which received 4.3%). In the year ended December 31, 2020, merchandise exports totaled US$71.7 billion. In 2020, the proportion of Chile’s exports to Asia as a percentage of total exports increased from 54.9% to 57.8%, while the proportion of Chile’s exports to North America decreased from 17.0% to 16.2%, as compared to 2019.

E-12

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	2019	2020
Exports (FOB)
Americas:
Argentina	0.9	0.9
Brazil	4.5	4.3
Mexico	1.9	1.5
United States	13.7	13.4
Other	9.2	7.7
Total Americas:	30.1	27.7
Europe:
France	1.3	1.9
Germany	1.2	1.4
Italy	2.3	1.8
United Kingdom	1.8	1.6
EFTA	0.9	0.8
Other	5.8	5.6
Total Europe:	13.3	13.1
Asia:
Japan	9.2	8.6
South Korea	6.6	5.7
Taiwan	2.2	1.8
China	32.5	38.2
Other	4.4	3.5
Total Asia:	54.9	57.8
Other:(1)	1.8	1.4
Total exports:	100	100

	2019	2020
Imports (CIF)
Americas:
Argentina	4.8	5.4
Brazil	8.1	7.3
Mexico	3.0	2.8
United States	19.6	17.7
Other	8.8	8.9
Total Americas:	44.3	42.1
Europe:
France	2.4	1.5
Germany	4.1	4.0
Italy	0.6	0.7
United Kingdom	2.4	2.5
EFTA	0.8	0.9
Other	7.1	7.5
Total Europe:	17.4	17.1
Asia:
Japan	3.5	2.1
South Korea	2.0	1.6
Taiwan	0.4	0.4
China	23.8	28.0
Other	5.1	5.2
Total Asia:	34.8	37.3
Other:(1)	3.4	3.5
Total imports:	100	100

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source:  Chilean Central Bank.

E-13

Services Trade

In 2020, exported services decreased 36.4% and imported services decreased 22.5%, compared to 2019.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates through December 31, 2020.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2020 (through December 31)	—	—	—	—	0.50

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The 2020 year-to-date inflation rate was 3.0%.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

(% change from same period in 2019)

	CPI	PPI(1)
Year ended December 31, 2020	3.0	6.9

(1)	Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso was trading at Ps. 711.2/US$1.00 on December 31, 2020, compared to Ps. 744.6/US$1.00 on December 31, 2019.

E-14

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for 2020.

Observed Exchange Rates (1)
(Chilean pesos per US$)

	High	Low	Average(2)	Period-End
Year ended December 31, 2020	867.8	710.3	792.2	711.2

(1)	The table presents the high, low, average and period-end observed rates for the period.
(2)	Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$39.2 billion as of December 31, 2020, compared to US$40.6 billion as of December 31, 2019. In January 2021, the Central Bank announced a program for the purchase of U.S. dollars, to increase its international reserves up to approximately 18.0% of Chile’s GDP. Since the beginning of the program in January 2021 and as of March 18, 2021, the Chilean Central Bank purchased a total of US$1.8 billion under such program.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of December 31,
	2019	2020
Chilean Central Bank:
Assets:
Gold	12.0	14.9
Special Drawing Rights (SDRs)	745.7	674.9
Reserve position in the IMF	419.0	675.8
Foreign exchange and bank deposits	5,435.7	1,857.3
Securities	34,044.6	35,942.9
Other assets(1)	0.0	0.0
Total	40,656.9	39,165.7

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	29.0	22.0
Accounts with international organizations	86.0	82.0
SDR allocations	1,124.0	1,206.0
Short Term Liabilities	0.0	0.0
Total	1,238.0	1,310.0
Total international reserves, net	39,419.0	37,856.0

(1)	Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

E-15

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

	As of December 31,
	2019	2020
Currency in circulation	7,372.4	11,609.4
Bank reserves	6,023.3	16,157.7
Monetary base	13,395.7	27,767.1

(1)	There are no demand deposits at the Chilean Central Bank.

Source:  Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

As of December 31, 2020
Currency in circulation	11,609.4
Demand deposits at commercial banks	53,760.2
M1(1)	65,369.6
Total time and savings deposits at banks	85,409.2
Others	8,502.3
M2(2)	159,281.1
Foreign currency deposits at Chilean Central Bank	24,534.7
Documents of Chilean Central Bank	11,789.4
Letters of Credit	255.7
Private Bonds	30,208.7
Others	47,038.2
M3(3)	273,107.7

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source:  Chilean Central Bank.

The following table shows changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from 2019)

2020
M1 (% change)	53.9
M2 (% change)	4.9
Credit from the financial system (% change)	5.5
Average annual Chilean peso deposit rate(%)(1)	0.0

(1)	Represents real interest rates for a period of 90 to 365 days.

Source:  Chilean Central Bank.

E-16

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of December 31,
	2019	2020
Liquidity aggregates (at period end)	13,396	27,767
Monetary base:
Currency, excluding cash in vaults at banks	7,372	11,609
M1(1)	42,471	65,370
M2(2)	151,785	159,281
M3(3)	255,856	273,108
Credit aggregates (at period end):
Private sector credit	174,192	179,805
Public sector credit	4,237	12,868
Total domestic credit(4)	152,531	158,216
Deposits(4):
Chilean peso deposits	158,161	164,320
Foreign-currency deposits	28,003	28,946
Total deposits	186,164	193,267

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source:  Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of December 31, 2020
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	377,825	83.2%	243,779	86.3%	183,520	79.6%	27,062	88.7%
Foreign- owned private-sector banks(2)	1,805	0.4%	284	0.1%	330	0.1%	633	2.1%
Private-sector total	379,629	83.6%	244,064	86.4%	183,850	79.8%	27,694	90.7%
Banco Estado	74,685	16.4%	38,446	13.6%	46,619	20.2%	2,829	9.3%
Total banks	454,315	100.0%	282,510	100.0%	230,469	100.0%	30,523	100.0%

	As of December 31, 2019
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	330,145	84.6%	228,177.0	86.5%	167,547.0	82.0%	25,630.0	89.5%
Foreign- owned private-sector banks(2)	1,763	0.5%	370.0	0.1%	556.0	0.3%	580.0	2.0%
Private-sector total	331,908	85.1%	228,546.0	86.6%	168,104.0	82.2%	26,210.0	91.5%
Banco Estado	58,224	14.9%	35,285.0	13.4%	36,324.0	17.8%	2,421.0	8.5%
Total banks	390,132	100.0%	263,831.0	100.0%	204,427.0	100.0%	28,631.0	100.0%

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)	Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of December 31, 2020 would be as follows: assets: 41.2%, loans: 42.8%, deposits: 36.8% and shareholders’ equity: 42.0%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source:  CMF.

E-17

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of December 31, 2020
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	55.8	17.3
Banco Estado	53.1	16.4
Banco de Chile	46.1	14.3
Banco de Crédito e Inversiones	57.2	17.7
Itaú Corpbanca	35.7	11.0
Other banks	75.3	23.3
Total Banking System	323.1	100.0

Source:  CMF.

	As of December 31, 2019
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	50.6	17.4
Banco Estado	43.4	14.9
Banco de Chile	41.3	14.2
Banco de Crédito e Inversiones	50.3	17.3
Itaú Corpbanca	33.8	11.6
Other banks	71.2	24.5
Total Banking System	290.5	100.0

Source:  CMF.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of December 31, 2020:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of December 31, 2020	21.007	4.177

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.
(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

E-18

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2019	213,023	53,660	59,775	—	—	326,439
2020	210,775	55,227	70,640	—	—	336,642

(1)	Includes international investment funds.

Source:  CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of December 31, 2020, the pension funds (AFPs) held aggregate financial assets totaling approximately US$210.0 billion, compared to US$213.0 billion as of December 31, 2019. This decrease was mainly due to the withdrawal of funds allowed pursuant to the legislation adopted to mitigate the COVID-19 pandemic. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in amendment No. 6 to the Annual Report.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for 2020, as well as the total assets of the FRP as of December 31, 2020:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2020 (in millions of US$)
Year ended December 31, 2020	—	1,576.5	10,156.8

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES during 2020, as well as the total assets of the FEES as of December 31, 2020:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2020 (in millions of US$)
Year ended December 31, 2020	—	4,090.0	8,955.2

E-19

Budget Law and Political Initiatives

The following table sets forth a summary of public sector accounts during the year ended December 31, 2019 and 2020 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and percentage of total GDP)

	2019		2020
Current Revenues and Expenditures	(US$)	(%)(3)	(US$)	(%)(3)
Revenues	60.1	21.5	56.7	20.3
Net taxes(1)	49.2	17.6	46.0	16.4
Copper revenues(2)	1.0	0.4	1.4	0.5
Social Security contributions	4.3	1.5	4.4	1.6
Donations	217.0	0.1	162.0	0.1
Real property incomes	1.5	0.6	1.2	0.4
Operational revenues	1.5	0.5	1.1	0.4
Other revenues	2.4	0.8	2.4	0.9
Expenditures	57.5	20.6	67.8	24.3
Wages and salaries	13.9	5.0	15.1	5.4
Goods and services	5.5	2.0	6.2	2.2
Interest on public debt	2.6	0.9	2.7	1.0
Transfer payments	24.6	8.8	31.5	11.3
Transfers to social security	10.7	3.8	12.2	4.4
Others	143.0	0.1	164.0	0.1
Capital Revenues and Expenditures
Revenues
Asset sales	16.0	0.0	21	0.0
Expenditures
Investment	5.7	2.1	5.1	1.8
Capital transfers	4.9	1.7	4.6	1.6
Central government balance	(8.0)	(2.9)	(20.8)	(7.5)

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.
(3)	Expressed as a percentage of GDP for 2020.

Source:  Chilean Budget Office.

Government Revenue

Taxation

Net tax revenues totaled US$45.9 billion in 2020, compared to US$49.2 billion in 2019.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•	Litigation: The central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, payments will be required. As of September 2020, the government had paid approximately Ps.32,163 million (approximately US$41.0 million as of September 30, 2020).

E-20

•	Infrastructure Concessions Program Guarantees: Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator. If the effective revenues are less than this minimum, the government is contractually required to cover the shortfall. The government estimates that approximately Ps. 69.4 billion (approximately US$97.6 million as of December 31, 2020) were paid on account of program guarantees in 2020.

•	Bank Time Deposit Guarantees: The government guarantees certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps.5.8 million or US$8,174.5 as of December 31, 2020) per person for each calendar year. There have been no bank defaults in Chile since the deposit guarantee program was put in place. If all banks in Chile were to default, the maximum fiscal exposure under the government guarantee, estimated as of September 30, 2020, would represent approximately 3.34% of GDP.

•	Pension Guarantees: The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years but have not saved enough money to reach the minimum pension amount. The shortfall is covered by the government. In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by providing minimum pensions for elderly and disabled citizens even if they have not contributed or have done so for less than 20 years. For 2020, government payments under the pension system represented 1.35% of GDP and are expected to gradually increase to 1.76% of GDP in 2030. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•	Pension Reform Bonds: The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.4% of GDP as of December 31, 2020, as compared to 0.6% of GDP in 2019.

•	Debt Guarantees: As of December 31, 2020, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 1.8% of GDP. Of these internal guarantees, 37.6% were incurred by EFE and 12.7% by Metro. 46.9% of the total guarantee debt is related to the financing of higher education (authorized by Law No. 20,207).

•	University Loan Guarantees: Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students complete or otherwise terminate their studies. The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities. As of December 31, 2020, the government’s maximum exposure under the program was estimated to represent 0.8% of GDP.

•	CORFO Investment Fund: Since 1985, CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities. With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital. The aggregate amount of the guaranteed liabilities as of September 30, 2020 totaled approximately Ps. 1,562 billion (approximately US$1.9 billion as of September 30, 2020). CORFO’s liabilities are not expressly guaranteed by the government.

•	Small Enterprise Guarantees Fund (FOGAPE): The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies. As of the end of 2020, FOGAPE granted guarantees for a total amount of US$956 million.

As of December 31, 2020, the government’s total contingent liabilities represented approximately 9.74% of GDP.

E-21

PUBLIC SECTOR DEBT

Net Consolidated Debt of the Chilean Central Bank and Central Government

(as a % of GDP)

The net consolidated debt increased from 2.3% as of December 31, 2019 to 10.9% as of December 31, 2020 mainly because the Republic raised debt to fund the measures it took to help its population withstand the COVID-19 pandemic. See “Recent Developments—Republic of Chile—The Outbreak of COVID-19” in the Annual Report.

	As of December 31,
	2019	2020
Net consolidated debt	2.3	10.9

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

External Debt

Chile’s total public sector external debt was US$21.2 billion as of December 31, 2020. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Central Government External Debt, By Creditor
(in millions of US$)

	As of December 31,
	2019	2020
IDB	855.4	1,280.0
IBRD (World Bank)	146.6	140.2
Bonds	13,321.3	19,638.5
IDA (World Bank)	—	—
Others	221.02	149.4
Total	14,544.3	21,208.1

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Central Government External Debt, by Currency
(in millions of US$)

	As of December 31,
	2019	2020
United States Dollar	8,242.5	11,652.9
Euro	5,677.2	9,555.1
Chilean Pesos	624.3	0
Other	0.2	0.1
Total	14,544.3	21,208.1

Source: Chilean Budget Office.

E-22

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$, except ratios and as noted)

	As of December 31,
	2019	2020
Medium- and long-term debt
Public sector(1)	57,172	64,527
Private sector	117,894	124,422
Total medium- and long-term debt	175,067	188,949
Short-term debt
Public sector(1)	2,335	3,230
Private sector	19,833	16,801

Total short-term debt	22,167	20,031
Total short-, medium and long-term debt	197,234	208,981
Use of IMF credit	—	—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	156.6	169.8
Total public(1) and private external debt/GDP	74.8%	74.1%
Total public(1) and private external debt/exports(2)	358.4%	330.4%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of March 15, 2021, Chile had the following global bonds outstanding:

•	3.25% US$446,783,000 Notes due September 14, 2021;

•	2.25% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.75% €1,109,707,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	3.24% US$2,000,000,000 Notes due February 6, 2028;

•	1.44% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,458,000,000 Notes due May 27, 2030;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

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•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.86% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% US$1,250,000,000 Notes due January 22, 2051; and

•	3.100% US$1,500,000,000 Notes due January 22, 2061.

Central Government Internal Bonds

As of March 15, 2021, Chile had the following local bonds outstanding:

•	0.0% Ps. 537,000 million treasury bonds due April 15, 2021;

•	0.0% Ps. 340,000 million treasury bonds due June 3, 2021;

•	0.0% Ps. 814,000 million treasury bonds due July 1, 2021;

•	0.0% Ps. 537,000 million treasury bonds due August 5, 2021;

•	6.0% Ps.53,815 million treasury bonds due January 1, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	6.0% Ps.26,460 million treasury bonds due January 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	5.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,065,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	6.0% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps.6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps.3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	0.0% UF 11,900 thousand treasury bonds due June 3, 2021;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

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•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 205;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 65,827.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.

Net Debt of the Chilean Central Bank

	As of December 31,
	2019	2020
Liabilities	20,869,170	29,960,494
Chilean Central Bank notes and bonds(1)	13,885,795	21,051,586
Fiscal deposits	715,807	—
Others(2)	6,267,568	8,908,908
Assets without subordinated debt	32,030,318	34,941,916
Net international reserves (in US$ million)	40,657.0	39,200
Others(3)	1,756,343	7,061 ,320
Total net debt without subordinated debt(1)(2)	(11,161.148)	(4,981,422)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.

(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

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Central Government Total Net Debt

(in millions of Chilean pesos, except as indicated)

	As of December 31,
	2019	2020
Debt in pesos	43,997,027	50,083,426
External debt	380,481	—
Domestic debt	43,616,546	50,083,426
Assets in pesos	16,063,376	17,783,660
Assets in pesos, without public enterprises(1)	16,063,376	17,783,660
Chilean Central Bank deposits	152,096	441,382
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	27,933,651	32,299,766
Debt in U.S. dollars (in US$ million)	15,305	21,208
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	15,305	21,208
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	31,829	28,966
Net debt in U.S. dollars (in US$ million)	(16,524)	(7,758)
Total financial debt(4)	55,393,169	103,553,044
Total financial assets(5)	39,763,975	65,167,462
Total net financial debt	15,629,194	38,385,582

Total net financial debt of central government (% of GDP)	8.0%	13.4%

(1)	Does not include assets of the old scholarship system.

(2)	Includes CORFO.

(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.

(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31, 2020).

(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31, 2020).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic

Public Debt Statistics

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “General Government Indebtedness,” which includes both “Central Government Liabilities” and “Local Government Authorized Liabilities”. In Chile, local governments are not authorized to incur any financial indebtedness. Therefore, the general and central government liabilities are treated as a single item. As of December 31, 2020, central government liabilities represented 32.5% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take into account the government’s financial assets. “Central Government Net Indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 13.4% of GDP as of December 31, 2020.

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Other Assets and Liabilities

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.4% of GDP as of December 31, 2020.

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